Exhibit 99.1


                    INTERSTAR MILLENNIUM SERIES 2003-3G TRUST

   Quarterly Noteholders Report Related to the September 29, 2003 Distribtion


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Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD $600,000,000.00
first  day after  the  Payment  Date  occurring  during  the                       AUD $900,927,955.79
collection period:                                                      B1 Notes:  USD $25,000,000.00
                                                                                   AUD $37,509,377.34


Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $1,858,666.67
on the Payment Date being 29th September 2003:
                                                                        B1 Notes:  USD $105,916.67


Aggregate  of  principal  payments  to be made in respect to            A2 Notes:  USD $24,356,217.38
each class of notes on the Payment Date being 29th September
2003:
                                                                        B1 Notes:  USD $0.00


Income for the collection period:                                       AUD $16,152,534.69


The Mortgage Principal Repayments for the collection period:            AUD $50,752,004.00


Expenses of the trust for the collection period:                        AUD $15,019,727.69


Aggregate  of all redraws on the  housing  loans made during            AUD $21,253,954.00
the collection period:


Interest  rates  (US all in) applicable for interest period             A2 Notes: 1.3900%
ending 28th December 2003:                                              B1 Notes: 1.8900%

The scheduled and unscheduled  payments of principal  during            Scheduled:      AUD $4,321,686.00
the collection period:                                                  Unscheduled:    AUD $46,430,317.00


Aggregate of outstanding balances of housing loans as at the            19 September 2003: AUD $1,167,893,960.00
last of day of the collection period:


Delinquency  and loss statistics with respect to the housing            Loss:
loans as at the last day of the collection period                       Nil
                                                                        Delinquency:
                                                                        0-29     1.67%
                                                                        30-59    0.16%
                                                                        60+      0.06%
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